UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2015

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com

For immediate release

METHANEX REPORTS THIRD QUARTER RESULTS

October 28, 2015

For the third quarter of 2015, Methanex reported Adjusted EBITDA1 of $95 million and Adjusted net income1 of $23 million ($0.26 per share on a diluted basis1). This compares with Adjusted EBITDA1 of $129 million and Adjusted net income1 of $51 million ($0.56 per share on a diluted basis1) for the second quarter of 2015. Net income attributable to Methanex shareholders was $78 million in the third quarter compared to $104 million in the second quarter of 2015.

John Floren, President and CEO of Methanex commented, “Our third quarter Adjusted net income reflects lower average realized methanol pricing compared to the second quarter of 2015. Prices decreased as the affordability for methanol into certain energy applications moved lower relative to the second quarter, in alignment with lower oil and related product prices.”

Mr. Floren continued, “We expect to complete our one million tonne Geismar 2 plant with no change to our total cost estimate, and to achieve first methanol by the end of 2015. The plant will be an excellent addition to our asset portfolio and we expect strong, reliable production from that facility for years to come.”

"We returned over $50 million to shareholders in the third quarter of 2015 in the form of dividends and share repurchases. With cash on hand, an undrawn credit facility, a robust balance sheet, and strong future cash generation capability, we are well positioned to meet our financial commitments, invest to grow the Company and return excess cash to shareholders."

A conference call is scheduled for October 29, 2015 at 12:00 noon ET (9:00 am PT) to review these third quarter results. To access the call, dial the conferencing operator ten minutes prior to the start of the call at (416) 340-8530, or toll free at (800) 769-8320. A playback version of the conference call will be available until November 19, 2015 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 4600087. Presentation slides summarizing the Q3 2015 results and a simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com. The webcast will be available on the website for three weeks following the call.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".

FORWARD-LOOKING INFORMATION WARNING

This third quarter 2015 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached third quarter 2015 Management’s Discussion and Analysis for more information.
___________________

[1]
Adjusted EBITDA, Adjusted net income and Adjusted net income per common share are non-GAAP measures which do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 of the attached Interim Report for the three and nine months ended September 30, 2015 for reconciliations to the most comparable GAAP measures.

-end-

For further information, contact:

Sandra Daycock
Director, Investor Relations
Methanex Corporation
604-661-2600

3
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
CST Trust Company
320 Bay Street
Toronto, Ontario Canada M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Interim Report for the Three and Nine Months Ended September 30, 2015
At October 28, 2015 the Company had 89,656,398 common shares issued and outstanding and stock options exercisable for 1,706,558 additional common shares.

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪	A reconciliation from net income attributable to Methanex shareholders to Adjusted net income[1] and the calculation of Adjusted net income per common share[1] is as follows:

	Three Months Ended			Nine Months Ended
($ millions except number of shares and per share amounts)	Sep 30 2015	Jun 30 2015	Sep 30 2014	Sep 30 2015	Sep 30 2014
Net income attributable to Methanex shareholders	$78	$104	$52	$191	$322
Mark-to-market impact of share-based compensation, net of tax	(55)	4	14	(39)	22
Gain related to the termination of a terminal services agreement, net of tax	—	(57)	—	(57)	—
Argentina gas settlement, net of tax	—	—	—	—	(27)
Adjusted net income [1]	$23	$51	$66	$95	$317
Diluted weighted average shares outstanding (millions)	91	91	95	92	96
Adjusted net income per common share [1]	$0.26	$0.56	$0.69	$1.04	$3.30

▪
We recorded Adjusted EBITDA[1] of $95 million for the third quarter of 2015 compared with $129 million for the second quarter of 2015. The decrease in Adjusted EBITDA[1] was primarily due to a decrease in our average realized price to $323 per tonne for the third quarter of 2015 from $350 per tonne for the second quarter of 2015.

▪	Production for the third quarter of 2015 was 1,259,000 tonnes compared with 1,281,000 tonnes for the second quarter of 2015. Refer to the Production Summary section on page 3.

▪	Sales of Methanex-produced methanol were 1,238,000 tonnes in the third quarter of 2015 compared with 1,203,000 in the second quarter of 2015.

▪
During the third quarter of 2015, we entered into forward contracts to hedge natural gas prices for the Geismar 2 facility for a 10 year period. As of October 28, 2015 we have hedged approximately 40% of the natural gas requirements of the facility.

▪	We continue to make excellent progress on the construction of the Geismar 2 facility and we expect to be producing first methanol by the end of 2015.

▪	During the third quarter of 2015 we paid a $0.275 per share dividend to shareholders for a total of $25 million.

▪
During the third quarter of 2015, we repurchased 629,100 common shares for $27 million. Under the current normal course issuer bid, we are authorized to purchase up to a further 3.2 million shares by May 5, 2016.

[1]
These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

This Third Quarter 2015 Management’s Discussion and Analysis (“MD&A”) dated October 28, 2015 for Methanex Corporation (“the Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and nine month periods ended September 30, 2015 as well as the 2014 Annual Consolidated Financial Statements and MD&A included in the Methanex 2014 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Methanex 2014 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Nine Months Ended
($ millions except per share amounts and where noted)	Sep 30 2015	Jun 30 2015	Sep 30 2014	Sep 30 2015	Sep 30 2014
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,259	1,281	1,204	3,804	3,646
Sales volume (thousands of tonnes)
Methanex-produced methanol (attributable to Methanex shareholders)	1,238	1,203	1,258	3,678	3,629
Purchased methanol	679	813	694	2,144	1,991
Commission sales	169	109	191	463	693
Total sales volume [1]	2,086	2,125	2,143	6,285	6,313

Methanex average non-discounted posted price ($ per tonne) [2]	384	403	444	390	525
Average realized price ($ per tonne) [3]	323	350	389	337	453

Adjusted revenue (attributable to Methanex shareholders) [4]	619	696	757	1,940	2,517
Adjusted EBITDA (attributable to Methanex shareholders) [4]	95	129	137	321	552
Cash flows from operating activities	134	82	171	253	590
Adjusted net income (attributable to Methanex shareholders) [4]	23	51	66	95	317
Net income attributable to Methanex shareholders	78	104	52	191	322

Adjusted net income per common share (attributable to Methanex shareholders) [4]	0.26	0.56	0.69	1.04	3.30
Basic net income per common share (attributable to Methanex shareholders)	0.87	1.15	0.55	2.10	3.36
Diluted net income per common share (attributable to Methanex shareholders)	0.54	1.15	0.54	1.90	3.34

Common share information (millions of shares)
Weighted average number of common shares	90	91	94	91	96
Diluted weighted average number of common shares	91	91	95	92	96
Number of common shares outstanding, end of period	90	90	94	90	94

[1]
Methanex-produced methanol includes volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement (“Tolling Volume”). For the 3rd quarter of 2015, Tolling Volume was 1,000 tonnes. Commission sales represent volume marketed on a commission basis related to 36.9% of the Atlas methanol facility and 50% of the Egypt methanol facility.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced (attributable to Methanex shareholders) and purchased methanol but excluding Tolling Volume.

[4]
These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Q3 2015		Q2 2015	Q3 2014	YTD Q3 2015	YTD Q3 2014
(thousands of tonnes)	Operating Capacity[1]	Production	Production	Production	Production	Production
New Zealand [2]	608	476	487	595	1,444	1,654
Atlas (Trinidad) (63.1% interest)	281	226	236	234	671	674
Titan (Trinidad)	218	172	183	185	541	537
Geismar 1 and 2 (Louisiana, USA) [3]	250	259	276	—	715	—
Egypt (50% interest)	158	—	8	50	16	288
Medicine Hat (Canada)	140	123	51	130	301	390
Chile I and IV [4]	100	3	40	10	116	103
	1,755	1,259	1,281	1,204	3,804	3,646

[1]
Operating capacity includes only those facilities which are currently capable of operating, assuming access to natural gas feedstock, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. Our current annual operating capacity is 7.0 million tonnes, including 0.4 million tonnes related to our Chile operations. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility’s catalyst.

[2]	The operating capacity of New Zealand represents the two Motunui facilities and the Waitara Valley facility (refer to New Zealand section below).

[3]
We commenced methanol production from Geismar 1 during the first quarter of 2015. The Geismar 2 facility is currently under construction and will contribute one million tonnes annually to operating capacity once complete bringing the total quarterly operating capacity to 0.5 million tonnes.

[4]	The production capacity of our Chile I and IV facilities is 1.7 million tonnes annually (0.4 million tonnes per quarter) assuming access to natural gas feedstock.

New Zealand

Our New Zealand methanol facilities produced 476,000 tonnes of methanol in the third quarter of 2015 compared with 487,000 tonnes in the second quarter of 2015. Mechanical issues at our Motunui facilities resulted in lost production of approximately 80,000 tonnes during the third quarter of 2015. The Motunui 1 plant was shut down for repairs during the third quarter to address the mechanical issues. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition.

Trinidad

Production in Trinidad during the quarter was impacted by gas curtailments at both plants. The Titan facility produced 172,000 tonnes in the third quarter of 2015 compared with 183,000 tonnes in the second quarter of 2015. The Atlas facility produced 226,000 tonnes (63.1% interest) in the third quarter of 2015 compared with 236,000 tonnes (63.1% interest) in the second quarter of 2015.

We continue to experience natural gas curtailments to our Trinidad facilities due to a mismatch between upstream commitments to supply the Natural Gas Company of Trinidad and Tobago ("NGC") and downstream demand from NGC’s customers including Atlas and Titan. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience gas curtailments to the Trinidad site.

Geismar, United States

In late January 2015, the Geismar 1 plant commenced production and since start up has been operating at full rates, producing 259,000 tonnes during the third quarter of 2015 compared to 276,000 tonnes during the second quarter of 2015. We continue to make excellent progress on the construction of Geismar 2 and we expect to be producing first methanol by the end of 2015. Once complete, the Geismar 2 facility will add approximately one million incremental tonnes to our annual operating capacity.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

Egypt

The Egypt methanol facility has been idled since June 2015 due to natural gas supply restrictions and has only operated for twelve days during 2015, producing 32,000 tonnes (Methanex share of 16,000 tonnes). Although the restart date and future operating rates are difficult to predict, our current expectation is that we will be able to resume operations in the fourth quarter of 2015 at reduced rates after the peak Egyptian summer electricity consumption period ends.

The Egypt facility has experienced periodic natural gas supply restrictions since mid-2012 and gas restrictions have become more significant since 2014. We cannot predict when the gas supply situation will improve, but are optimistic that recent developments impacting upstream gas supply in Egypt will result in improved gas deliveries in the future.

Medicine Hat, Canada

During the third quarter of 2015, we produced 123,000 tonnes at our Medicine Hat facility compared with 51,000 tonnes during the second quarter of 2015. The Medicine Hat facility underwent a planned major refurbishment during the second quarter of 2015 and returned to normal operation in mid-July. Since restart, the plant has been operating at full rates.

Chile

As a result of insufficient natural gas feedstock from Chile and Argentina during the southern hemisphere winter, we idled our Chile operations in May 2015. On September 27, 2015, we restarted one of our two plants in Chile and produced 3,000 tonnes during the quarter, supported by natural gas supplies both from Chile and from Argentina through a tolling arrangement. We have reached an agreement with Empresa Nacional del Petróleo ("ENAP") for gas supply until April 2016.

The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina.

FINANCIAL RESULTS

For the third quarter of 2015, we reported net income attributable to Methanex shareholders of $78 million ($0.54 per share on a diluted basis) compared with net income attributable to Methanex shareholders for the second quarter of 2015 of $104 million ($1.15 income per share on a diluted basis).

For the third quarter of 2015, we recorded Adjusted EBITDA of $95 million and Adjusted net income of $23 million ($0.26 per share on a diluted basis). This compares with Adjusted EBITDA of $129 million and Adjusted net income of $51 million ($0.56 per share on a diluted basis) for the second quarter of 2015.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas (63.1% interest) and Egypt (50% interest) facilities and by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Nine Months Ended
($ millions except number of shares and per share amounts)	Sep 30 2015	Jun 30 2015	Sep 30 2014	Sep 30 2015	Sep 30 2014
Net income attributable to Methanex shareholders	$78	$104	$52	$191	$322
Mark-to-market impact of share-based compensation, net of tax	(55)	4	14	(39)	22
Gain related to the termination of a terminal services agreement, net of tax	—	(57)	—	(57)	—
Argentina gas settlement, net of tax	—	—	—	—	(27)
Adjusted net income [1]	$23	$51	$66	$95	$317
Diluted weighted average shares outstanding (millions)	91	91	95	92	96
Adjusted net income per common share [1]	$0.26	$0.56	$0.69	$1.04	$3.30

[1]
These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2015	Jun 30 2015	Sep 30 2014	Sep 30 2015	Sep 30 2014
Consolidated statements of income:
Revenue	$527	$638	$730	$1,742	$2,490
Cost of sales and operating expenses	(394)	(526)	(597)	(1,422)	(1,916)
Mark-to-market impact of share-based compensation	(67)	4	16	(49)	26
Adjusted EBITDA (attributable to associate)	38	18	5	78	32
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(9)	(5)	(17)	(28)	(80)
Adjusted EBITDA (attributable to Methanex shareholders) [1]	95	129	137	321	552

Mark-to-market impact of share-based compensation	67	(4)	(16)	49	(26)
Depreciation and amortization	(51)	(47)	(39)	(145)	(107)
Gain related to the termination of a terminal services agreement	—	65	—	65	—
Argentina gas settlement	—	—	—	—	42
Finance costs	(16)	(18)	(8)	(55)	(28)
Finance income and other expenses	1	2	(5)	(6)	(4)
Income tax expense	(10)	(20)	(19)	(25)	(117)
Earnings of associate adjustment [2]	(18)	(11)	(8)	(41)	(26)
Non-controlling interests adjustment [2]	10	8	10	28	36
Net income attributable to Methanex shareholders	$78	$104	$52	$191	$322
Net income	$77	$101	$59	$191	$366

[1]
This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

[2]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment – the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 17.

The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q3 2015 compared with Q2 2015	Q3 2015 compared with Q3 2014	YTD Q3 2015 compared with YTD Q3 2014
Average realized price	$(53)	$(127)	$(670)
Sales volume	(6)	(3)	23
Total cash costs	25	88	416
Decrease in Adjusted EBITDA	$(34)	$(42)	$(231)

Average realized price

	Three Months Ended			Nine Months Ended
($ per tonne)	Sep 30 2015	Jun 30 2015	Sep 30 2014	Sep 30 2015	Sep 30 2014
Methanex average non-discounted posted price	384	403	444	390	525
Methanex average realized price	323	350	389	337	453

Methanex’s average realized price for the third quarter of 2015 was lower compared to the second quarter of 2015. Non-discounted posted prices moved lower through the quarter in Asia Pacific, the United States, and Europe compared to the second quarter of 2015 (refer to Supply/Demand Fundamentals section on page 10 for more information). Our average non-discounted posted price for the third quarter of 2015 was $384 per tonne compared with $403 per tonne for the second quarter of 2015 and $444 per tonne for the third quarter of 2014. Our average realized price for the third quarter of 2015 was $323 per tonne compared with $350 per tonne for the second quarter of 2015 and $389 per tonne for the third quarter of 2014. The change in average realized price for the third quarter of 2015 decreased Adjusted EBITDA by $53 million compared with the second quarter of 2015 and decreased Adjusted EBITDA by $127 million compared with the third quarter of 2014. Our average realized price for the nine months ended September 30, 2015 was $337 compared with $453 for the same period in 2014. The change in average realized price decreased Adjusted EBITDA by $670 million.

Sales volume
Methanol sales volume excluding commission sales volume was lower in the third quarter of 2015 compared with the second quarter of 2015 by 99,000 tonnes and with the third quarter of 2014 by 35,000 tonnes. Lower methanol sales volume excluding commission sales volume for these periods decreased Adjusted EBITDA by $6 million and $3 million, respectively. For the nine month period ended September 30, 2015, compared with the same period in 2014, methanol sales volume excluding commission sales volume was higher by 202,000 tonnes resulting in higher Adjusted EBITDA by $23 million.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of methanol we produce at our facilities (Methanex-produced methanol) and changes in the cost of methanol we purchase from others (purchased methanol). All of our current production facilities except Medicine Hat are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components linked to the price of methanol. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Conversely, the opposite applies when methanol prices are decreasing.

The impact on Adjusted EBITDA from changes in our cash costs are explained below:

($ millions)	Q3 2015 compared with Q2 2015	Q3 2015 compared with Q3 2014	YTD Q3 2015 compared with YTD Q3 2014
Methanex-produced methanol costs	$3	$37	$147
Proportion of Methanex-produced methanol sales	15	1	(18)
Purchased methanol costs	4	30	253
Other, net	3	20	34
Increase in Adjusted EBITDA	$25	$88	$416

Methanex-produced methanol costs
We purchase natural gas for the New Zealand, Trinidad, Geismar 1, Egypt and Chile methanol facilities under natural gas purchase agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol. This reduces our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. For the third quarter of 2015 compared with the second quarter of 2015, Methanex-produced methanol costs were lower by $3 million. For the three and nine months ended September 30, 2015 compared with the same periods in 2014, Methanex-produced methanol costs were lower by $37 million and $147 million, respectively. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas costs and changes in the mix of production sold from inventory.

Proportion of Methanex-produced methanol sales
The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the third quarter of 2015 compared with the second quarter of 2015 and the third quarter of 2014, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $15 million and $1 million, respectively. For the nine months ended September 30, 2015 compared with the same period in 2014, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $18 million.

Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily as a result of changes in methanol pricing.

Other, net
For the three and nine months ended September 30, 2015 compared with the same periods in 2014, changes in other costs are primarily a result of lower logistics costs.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Nine Months Ended
($ millions except share share price)	Sep 30 2015	Jun 30 2015	Sep 30 2014	Sep 30 2015	Sep 30 2014
Methanex Corporation share price [1]	$33.16	$55.66	$66.80	$33.16	$66.80
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	3	6	5	17	19
Mark-to-market impact due to change in share price	(67)	4	16	(49)	26
Total share-based compensation expense (recovery), before tax	$(64)	$10	$21	$(32)	$45

[1]	US dollar share price of Methanex Corporation as quoted on NASDAQ Global Market on the last trading day of the respective period.

The Methanex Corporation share price decreased from US $55.66 per share at June 30, 2015 to US $33.16 per share at September 30, 2015. As a result of this decrease, we recorded a $67 million mark-to-market recovery on share-based compensation in the third quarter of 2015 compared with a $4 million mark-to-market expense in the second quarter of 2015.

Depreciation and Amortization

Depreciation and amortization was $51 million for the third quarter of 2015 compared with $47 million for the second quarter of 2015 and $39 million for the third quarter of 2014. Depreciation and amortization was higher in the third quarter of 2015 compared to the second quarter of 2015 primarily due to higher unabsorbed depreciation recognized for production sites impacted by natural gas restrictions and production outages and higher sales volume of Methanex-produced methanol. Depreciation and amortization was higher in the third quarter of 2015 compared with the third quarter of 2014 primarily due to the commencement of depreciation associated with the start-up of our Geismar 1 facility during the first quarter of 2015 and higher unabsorbed depreciation recognized for production sites impacted by natural gas restrictions and production outages.

Finance Costs

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2015	Jun 30 2015	Sep 30 2014	Sep 30 2015	Sep 30 2014
Finance costs before capitalized interest	$21	$22	$15	$70	$46
Less capitalized interest	(5)	(4)	(7)	(15)	(18)
Finance costs	$16	$18	$8	$55	$28

Finance costs before capitalized interest primarily relates to interest expense on the unsecured notes, limited recourse debt facilities, and finance leases. For the three and nine months ended September 30, 2015 compared with the same periods in 2014, finance costs were higher due to higher average debt levels in 2015 compared to 2014 and an increase in finance costs related to leased assets that were put into use on the start up of our Geismar 1 facility.

Capitalized interest relates to interest costs capitalized for the Geismar project. The Geismar 1 facility commenced production during the first quarter of 2015 and accordingly, we ceased capitalizing interest costs related to Geismar 1 from the date that the facility commenced commercial operations.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance Income and Other Expenses

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2015	Jun 30 2015	Sep 30 2014	Sep 30 2015	Sep 30 2014
Finance income and other expenses	$1	$2	$(5)	$(6)	$(4)

The change in finance income and other expenses for all periods presented was primarily due to the impact of changes in foreign exchange rates.

Income Taxes

A summary of our income taxes for the third quarter of 2015 compared with the second quarter of 2015 is as follows:

	Three Months Ended September 30, 2015		Three Months Ended June 30, 2015
($ millions, except where noted)	Net Income	Adjusted Net Income[1]	Net Income	Adjusted Net Income[1]
Amount before income tax	$87	$30	$121	$66
Income tax expense	(10)	(7)	(20)	(15)
	$77	$23	$101	$51
Effective tax rate	12%	23%	16%	23%

[1]
This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

We earn the majority of our earnings in New Zealand, Trinidad, the United States, Egypt, Canada and Chile. In Trinidad and Chile, the statutory tax rate is 35%. The statutory rates in Canada and New Zealand are 26.5% and 28%, respectively. The United States statutory tax rate is 36% and the Egypt statutory tax rate is 22.5%. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

For both the third quarter of 2015 and the second quarter of 2015, the effective tax rate based on Adjusted net income was 23%. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS

At the end of Q3 2015, we estimate that methanol demand, excluding integrated coal-to-olefins facilities, was approximately 61 million tonnes on an annualized basis.

Our average realized price in the third quarter of 2015 decreased to $323 per tonne from $350 per tonne realized in the second quarter of 2015. Traditional chemical demand for methanol in the third quarter of 2015 was similar to the second quarter of 2015, while energy demand grew modestly. We understand that a number of methanol-to-olefins ("MTO") facilities either undertook maintenance activities or operated at reduced rates during the quarter as a result of lower oil and olefins pricing, which lowered methanol affordability into that application. Leading into the fourth quarter of 2015, MTO related demand is anticipated to pick up with the re-start of capacity under maintenance and we believe that the start-up of two new MTO facilities have the capacity to consume up to 3.6 million tonnes of methanol.

We held our October North America contract price at $366 per tonne, reduced the European quarterly contract price by €70 to €295 per tonne for the fourth quarter of 2015, and moderately reduced our October Asia Pacific contract price by $10 per tonne to $305 per tonne. We also recently announced that Asia Pacific contract prices for November will remain steady at current levels and that we will decrease our North America contract price for November to $349.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Oct 2015	Sep 2015	Aug 2015	Jul 2015
North America	366	366	416	442
Europe [2]	330	410	410	410
Asia Pacific	305	315	360	375

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€295 for Q3 2015 (Q2 2015 – €365) converted to United States dollars.

During the quarter, we continued to see stable demand from traditional chemical applications in China and the rest of the world. We estimate that traditional chemical derivatives consume approximately 60% of global methanol and believe that growth is correlated to GDP and industrial production growth rates. On the energy side, there are now eleven completed MTO/methanol-to-propylene ("MTP") plants in China which are dependent on merchant methanol supply, and these have the capacity to consume just over 10 million tonnes of methanol annually. There are two incremental MTO plants with expected start-up during the fourth quarter, increasing total potential demand at capacity for MTO/MTP to almost 14 million tonnes of methanol annually. There are also three other MTO plants at various stages of construction which are anticipated to be completed in 2016. The future operating rates and methanol consumption from these facilities will depend on a number of factors, including pricing for their various final products and the impact of feedstock costs on relative competitiveness. During the third quarter of 2015, we estimate that at least 4 million tonnes of annual methanol demand did not operate as a result of unaffordability, including MTO, MTP, and dimethyl-ether. Demand for direct methanol blending into gasoline in China has remained strong and we believe that future growth in this application is supported by numerous provincial fuel-blending standards. Fuel blending has continued to gain interest outside of China with several countries currently conducting demonstration programs to test the use of methanol-blended fuels.

The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. Over the next few years, outside of China, the majority of new capacity additions are expected in North America. We are targeting to be producing first methanol from our one million tonne Geismar 2 facility in Geismar, Louisiana by the end of 2015. In addition, a 1.3 million tonne Fairway Methanol LLC plant has commenced operation in Clear Lake, Texas and OCI N.V. is developing a project for the construction of a 1.8 million tonne plant in Beaumont, Texas. We expect that production from new methanol capacity in China will be consumed in that country.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the third quarter of 2015 increased by $52 million to $134 million compared with $82 million for the second quarter of 2015 and decreased by $37 million compared to $171 million for the third quarter of 2014. Cash flows from operating activities for the nine month period ended September 30, 2015 were $253 million compared with $590 million for the same period in 2014. The changes in cash flows from operating activities resulted from changes in the following:

($ millions)	Q3 2015 compared with Q2 2015	Q3 2015 compared with Q3 2014	YTD Q3 2015 compared with YTD Q3 2014
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$(34)	$(42)	$(231)
Exclude change in Adjusted EBITDA of associate	(20)	(33)	(46)
Dividends received from associate	—	13	32
Cash flows attributable to non-controlling interests	4	(8)	(52)
Non-cash working capital	104	17	(21)
Income taxes paid	3	9	(2)
Argentina gas settlement	—	—	(42)
Share-based payments	1	3	23
Other	(6)	4	2
Increase (decrease) in cash flows from operating activities	$52	$(37)	$(337)

During the third quarter of 2015 we paid a quarterly dividend of $0.275 per share, or $25 million.

On April 29, 2015, the Board of Directors approved a 5% normal course issuer bid, which allows us to repurchase for cancellation up to 4.6 million shares. Under the current normal course issuer bid, we are authorized to purchase up to a further 3.2 million shares by May 5, 2016. During the quarter we repurchased 629,100 shares for $27 million.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and financial flexibility. At September 30, 2015, our cash balance was $427 million, including $55 million related to the 50% non-controlling interest in Egypt. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. We also have access to a $400 million unsecured and undrawn credit facility and no debt maturities until 2019.

Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for existing operations, including our 63.1% share of Atlas, is currently estimated to be $105 million to the end of 2016. The estimated remaining capital expenditures related to our Geismar project are approximately $110 million, excluding capitalized interest.

We believe we are well positioned to meet our financial commitments, invest to grow the Company and continue to deliver on our commitment to return excess cash to shareholders.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

For the three months ended September 30, 2015, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses, income tax expense, the 50% non-controlling interest in the Egypt facility, gain related to the termination of a terminal services agreement and Argentina gas settlement. Adjusted EBITDA includes an amount representing our 63.1% interest in the Atlas facility.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. The mark-to-market impact related to performance share units that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant date value determined using a Methanex total shareholder return factor of 100% and the fair value recorded at each period end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2015	Jun 30 2015	Sep 30 2014	Sep 30 2015	Sep 30 2014
Net income attributable to Methanex shareholders	$78	$104	$52	$191	$322
Mark-to-market impact of share-based compensation	(67)	4	16	(49)	26
Depreciation and amortization	51	47	39	145	107
Gain related to the termination of a terminal services agreement	—	(65)	—	(65)	—
Argentina gas settlement	—	—	—	—	(42)
Finance costs	16	18	8	55	28
Finance income and other expenses	(1)	(2)	5	6	4
Income tax expense	10	20	19	25	117
Earnings of associate adjustment [1]	18	11	8	41	26
Non-controlling interests adjustment [1]	(10)	(8)	(10)	(28)	(36)
Adjusted EBITDA (attributable to Methanex shareholders)	$95	$129	$137	$321	$552

[1]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income tax expense associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended			Nine Months Ended
($ millions except number of shares and per share amounts)	Sep 30 2015	Jun 30 2015	Sep 30 2014	Sep 30 2015	Sep 30 2014
Net income attributable to Methanex shareholders	$78	$104	$52	$191	$322
Mark-to-market impact of share-based compensation, net of tax	(55)	4	14	(39)	22
Gain related to the termination of a terminal services agreement, net of tax	—	(57)	—	(57)	—
Argentina gas settlement, net of tax	—	—	—	—	(27)
Adjusted net income	$23	$51	$66	$95	$317
Diluted weighted average shares outstanding (millions)	91	91	95	92	96
Adjusted net income per common share	$0.26	$0.56	$0.69	$1.04	$3.30

Adjusted Revenue (attributable to Methanex shareholders)

A reconciliation from revenue to Adjusted revenue is as follows:

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2015	Jun 30 2015	Sep 30 2014	Sep 30 2015	Sep 30 2014
Revenue	$527	$638	$730	$1,742	$2,490
Methanex share of Atlas revenue [1]	97	64	46	229	171
Non-controlling interests' share of revenue [1]	—	(1)	(17)	(23)	(135)
Other adjustments	(5)	(5)	(2)	(8)	(9)
Adjusted Revenue (attributable to Methanex shareholders)	$619	$696	$757	$1,940	$2,517

[1]	Excludes intercompany transactions with the Company.

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
($ millions, except per share amounts)	Sep 30 2015	Jun 30 2015	Mar 31 2015	Dec 31 2014
Revenue	$527	$638	$577	$733
Adjusted EBITDA 1 2	95	129	97	150
Net income [1]	78	104	9	133
Adjusted net income 1 2	23	51	21	80
Basic net income per common share [1]	0.87	1.15	0.09	1.43
Diluted net income per common share [1]	0.54	1.15	0.09	1.11
Adjusted net income per share 1 2	0.26	0.56	0.23	0.85

	Three Months Ended
($ millions, except per share amounts)	Sep 30 2014	Jun 30 2014	Mar 31 2014	Dec 31 2013
Revenue	$730	$792	$968	$881
Adjusted EBITDA 1 2	137	160	255	245
Net income [1]	52	125	145	128
Adjusted net income 1 2	66	91	160	167
Basic net income per common share [1]	0.55	1.30	1.51	1.33
Diluted net income per common share [1]	0.54	1.24	1.50	1.32
Adjusted net income per share 1 2	0.69	0.94	1.65	1.72

[1]	Attributable to Methanex Corporation shareholders.

[2]
These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING

This Third Quarter 2015 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the Third Quarter 2015 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “potential,” “estimates,” “anticipates,” “aim,” “goal” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•
expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,

•
our ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registrations and related mortgages which require actions by Egyptian governmental entities,

•	expected impact on our results of operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by the Government of Egypt and its agencies,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•
commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations, or other business initiatives or opportunities, including the completion of the Geismar project,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments, and

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	our ability to procure natural gas feedstock on commercially acceptable terms,

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

•	operating rates of our facilities,

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,

•	timing of completion and cost of our Geismar project,

•	global and regional economic activity (including industrial production levels),

•
receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt and governmental approvals related to rights to purchase natural gas,

•	the establishment of new fuel standards,

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

•	our ability to meet timeline and budget targets for our Geismar project, including cost pressures arising from labour costs,

•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•
actions of governments and governmental authorities, including, without limitation, the implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•
import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and

•	other risks described in our 2014 Management’s Discussion and Analysis and this Third Quarter 2015 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 16
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our results of operations by analyzing changes in the components of Adjusted EBITDA (refer to the Additional Information - Supplemental Non-GAAP Measures section on page 12 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures).

In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

CASH COST
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volume multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share include an amount representing our 63.1% equity share in Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interests in the methanol facility being presented as “non-controlling interests”. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share exclude the amount associated with the other investors’ non-controlling interests.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 17
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 30 2015	Sep 30 2014	Sep 30 2015	Sep 30 2014
Revenue	$527,000	$730,112	$1,741,538	$2,489,900
Cost of sales and operating expenses	(394,062)	(597,044)	(1,421,778)	(1,915,966)
Depreciation and amortization	(50,492)	(38,767)	(144,932)	(106,691)
Gain on termination of terminal services agreement	—	—	65,000	—
Argentina gas settlement	—	—	—	42,000
Operating income	82,446	94,301	239,828	509,243
Earnings (loss) of associate (note 4)	20,313	(3,838)	37,202	6,058
Finance costs (note 6)	(16,211)	(7,744)	(54,978)	(28,152)
Finance income and other expenses	918	(4,851)	(5,650)	(3,937)
Income before income taxes	87,466	77,868	216,402	483,212
Income tax expense (recovery):
Current	4,973	(12,559)	(3,532)	(66,212)
Deferred	(15,189)	(6,359)	(21,281)	(51,237)
	(10,216)	(18,918)	(24,813)	(117,449)
Net income	$77,250	$58,950	$191,589	$365,763
Attributable to:
Methanex Corporation shareholders	78,073	51,580	191,307	321,466
Non-controlling interests	(823)	7,370	282	44,297
	$77,250	$58,950	$191,589	$365,763

Income per share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$0.87	$0.55	$2.10	$3.36
Diluted net income per common share (note 7)	$0.54	$0.54	$1.90	$3.34

Weighted average number of common shares outstanding (note 7)	90,144,422	94,271,170	90,967,926	95,559,242
Diluted weighted average number of common shares outstanding (note 7)	90,692,425	94,795,437	91,755,493	96,140,134

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 18
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30 2015	Sep 30 2014	Sep 30 2015	Sep 30 2014
Net income	$77,250	$58,950	$191,589	$365,763
Other comprehensive (loss) income, net of taxes:
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 10)	(18,750)	226	(20,417)	651
Forward element excluded from hedging relationship (note 10)	(9,691)	—	(9,691)	—
Change in fair value of interest rate swap contracts	—	(60)	(12)	418
Realized loss on interest rate swap contracts reclassified to finance costs	—	3,423	3,205	9,902
Taxes on above items	9,420	(1,088)	8,992	(3,290)
	(19,021)	2,501	(17,923)	7,681
Comprehensive income	$58,229	$61,451	$173,666	$373,444
Attributable to:
Methanex Corporation shareholders	59,052	52,904	172,266	325,025
Non-controlling interests	(823)	8,547	1,400	48,419
	$58,229	$61,451	$173,666	$373,444

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 19
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Sep 30 2015	Dec 31 2014
ASSETS
Current assets:
Cash and cash equivalents	$426,708	$951,600
Trade and other receivables	465,010	404,363
Inventories (note 2)	269,086	306,802
Prepaid expenses	20,668	23,137
	1,181,472	1,685,902
Non-current assets:
Property, plant and equipment (note 3)	3,087,377	2,778,078
Investment in associate (note 4)	197,119	216,235
Other assets	81,429	95,125
	3,365,925	3,089,438
	$4,547,397	$4,775,340
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$553,270	$566,881
Current maturities on long-term debt (note 5)	46,647	193,831
Current maturities on other long-term liabilities	14,470	59,118
	614,387	819,830
Non-current liabilities:
Long-term debt (note 5)	1,484,836	1,528,207
Other long-term liabilities	201,848	140,861
Deferred income tax liabilities	242,480	233,225
	1,929,164	1,902,293
Equity:
Capital stock	510,338	521,022
Contributed surplus	2,360	2,803
Retained earnings	1,259,092	1,262,961
Accumulated other comprehensive loss	(19,454)	(413)
Shareholders' equity	1,752,336	1,786,373
Non-controlling interests	251,510	266,844
Total equity	2,003,846	2,053,217
	$4,547,397	$4,775,340

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 20
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2013	96,100,969	$531,573	$4,994	$1,126,700	$(5,544)	$1,657,723	$247,610	$1,905,333
Net income	—	—	—	321,466	—	321,466	44,297	365,763
Other comprehensive income	—	—	—	—	3,559	3,559	4,122	7,681
Compensation expense recorded for stock options	—	—	621	—	—	621	—	621
Issue of shares on exercise of stock options	502,074	9,662	—	—	—	9,662	—	9,662
Reclassification of grant date fair value on exercise of stock options	—	2,712	(2,712)	—	—	—	—	—
Payment for shares repurchased	(2,701,399)	(15,149)	—	(154,015)	—	(169,164)	—	(169,164)
Dividend payments to Methanex Corporation shareholders	—	—	—	(66,719)	—	(66,719)	—	(66,719)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(42,725)	(42,725)
Balance, September 30, 2014	93,901,644	$528,798	$2,903	$1,227,432	$(1,985)	$1,757,148	$253,304	$2,010,452
Net income	—	—	—	133,144	—	133,144	7,401	140,545
Other comprehensive income	—	—	—	32	1,572	1,604	1,145	2,749
Compensation expense recorded for stock options	—	—	156	—	—	156	—	156
Issue of shares on exercise of stock options	34,650	995	—	—	—	995	—	995
Reclassification of grant date fair value on exercise of stock options	—	256	(256)	—	—	—	—	—
Payment for shares repurchased	(1,609,807)	(9,027)	—	(74,453)	—	(83,480)	—	(83,480)
Dividend payments to Methanex Corporation shareholders	—	—	—	(23,194)	—	(23,194)	—	(23,194)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(4,613)	(4,613)
Equity contributions by non-controlling interests	—	—	—	—	—	—	9,607	9,607
Balance, December 31, 2014	92,326,487	$521,022	$2,803	$1,262,961	$(413)	$1,786,373	$266,844	$2,053,217
Net income	—	—	—	191,307	—	191,307	282	191,589
Other comprehensive (loss) income	—	—	—	—	(19,041)	(19,041)	1,118	(17,923)
Compensation expense recorded for stock options	—	—	598	—	—	598	—	598
Issue of shares on exercise of stock options	253,002	3,695	—	—	—	3,695	—	3,695
Reclassification of grant date fair value on exercise of stock options	—	1,041	(1,041)	—	—	—	—	—
Payment for shares repurchased	(2,736,091)	(15,420)	—	(122,607)	—	(138,027)	—	(138,027)
Dividend payments to Methanex Corporation shareholders	—	—	—	(72,569)	—	(72,569)	—	(72,569)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(17,234)	(17,234)
Equity contributions by non-controlling interests	—	—	—	—	—	—	500	500
Balance, September 30, 2015	89,843,398	$510,338	$2,360	$1,259,092	$(19,454)	$1,752,336	$251,510	$2,003,846

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 21
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30 2015	Sep 30 2014	Sep 30 2015	Sep 30 2014
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income	$77,250	$58,950	$191,589	$365,763
Deduct (earnings) loss of associate	(20,313)	3,838	(37,202)	(6,058)
Dividends received from associate	12,620	—	56,790	25,240
Add (deduct) non-cash items:
Depreciation and amortization	50,492	38,767	144,932	106,691
Income tax expense	10,216	18,918	24,813	117,449
Share-based compensation (recovery) expense	(64,440)	20,632	(32,488)	44,757
Finance costs	16,211	7,744	54,978	28,152
Other	(146)	(593)	186	(169)
Income taxes paid	(4,978)	(13,768)	(39,112)	(37,194)
Other cash payments, including share-based compensation	(880)	(4,481)	(15,051)	(44,817)
Cash flows from operating activities before undernoted	76,032	130,007	349,435	599,814
Changes in non-cash working capital (note 9)	57,749	40,879	(96,443)	(9,685)
	133,781	170,886	252,992	590,129

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	(27,042)	(86,892)	(138,027)	(169,164)
Dividend payments to Methanex Corporation shareholders	(24,750)	(23,491)	(72,569)	(66,719)
Interest paid, including interest rate swap settlements	(10,554)	(19,994)	(58,495)	(46,805)
Repayment of long-term debt and limited recourse debt	(21,430)	(20,158)	(193,083)	(40,591)
Cash distributions to non-controlling interests	(1,660)	(1,660)	(2,570)	(34,158)
Proceeds on issue of shares on exercise of stock options	79	1,961	3,695	9,662
Other	(572)	(1,052)	(2,830)	(3,101)
Changes in non-cash working capital related to financing activities (note 9)	(5,835)	(7,151)	(13,670)	(6,515)
	(91,764)	(158,437)	(477,549)	(357,391)

CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(24,620)	(19,269)	(87,231)	(51,033)
Geismar plants under construction	(72,778)	(193,177)	(243,669)	(419,544)
Termination of terminal services agreement	—	—	65,000	—
Other assets	—	(2,446)	1,996	(11,365)
Changes in non-cash working capital related to investing activities (note 9)	(2,622)	30,262	(36,431)	(8,231)
	(100,020)	(184,630)	(300,335)	(490,173)
Decrease in cash and cash equivalents	(58,003)	(172,181)	(524,892)	(257,435)
Cash and cash equivalents, beginning of period	484,711	647,482	951,600	732,736
Cash and cash equivalents, end of period	$426,708	$475,301	$426,708	$475,301

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 22
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation (the Company) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements, with the exception of the early adoption of IFRS 9 “Financial Instruments” as described in the Company’s annual consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on October 28, 2015.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2014.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three and nine month periods ended September 30, 2015 is $459 million (2014 - $542 million) and $1,421 million (2014 - $1,778 million), respectively.

3.	Property, plant and equipment:

	Buildings, Plant Installations & Machinery	Plants Under Construction	Finance Leases	Other	Total
Cost at September 30, 2015	$3,920,931	$506,235	$137,660	$195,933	$4,760,759
Accumulated depreciation at September 30, 2015	1,502,680	—	36,480	134,222	1,673,382
Net book value at September 30, 2015	$2,418,251	$506,235	$101,180	$61,711	$3,087,377
Cost at December 31, 2014	$3,097,200	$996,015	$32,230	$194,430	$4,319,875
Accumulated depreciation at December 31, 2014	1,384,100	—	30,488	127,209	1,541,797
Net book value at December 31, 2014	$1,713,100	$996,015	$1,742	$67,221	$2,778,078

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 23
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

4.	Interest in Atlas joint venture:

a)
The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited (Atlas). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Consolidated statements of financial position as at	Sep 30 2015	Dec 31 2014
Cash and cash equivalents	$11,529	$24,834
Other current assets	90,983	70,594
Non-current assets	320,536	352,616
Current liabilities	(44,131)	(29,442)
Other long-term liabilities, including current maturities	(136,694)	(145,336)
Net assets at 100%	$242,223	$273,266
Net assets at 63.1%	$152,843	$172,431
Long-term receivable from Atlas	44,276	43,804
Investment in associate	$197,119	$216,235

	Three Months Ended		Nine Months Ended
Consolidated statements of income	Sep 30 2015	Sep 30 2014	Sep 30 2015	Sep 30 2014
Revenue	$95,285	$76,578	$277,919	$271,373
Cost of sales and depreciation and amortization	(42,463)	(78,711)	(178,747)	(248,929)
Operating income	52,822	(2,133)	99,172	22,444
Finance costs, finance income and other expenses	(2,273)	(2,673)	(6,967)	(8,179)
Income tax expense	(18,358)	(1,277)	(33,248)	(4,664)
Net earnings (loss) at 100%	$32,191	$(6,083)	$58,957	$9,601
Earnings (loss) of associate at 63.1%	$20,313	$(3,838)	$37,202	$6,058

Dividends received from associate	$12,620	$—	$56,790	$25,240

On December 31, 2014, the Company reclassified the presentation related to purchases of inventory from associate. The reclassification has been reflected in the comparative figures. For the three month and nine month periods ended September 30, 2014 the reclassification resulted in an increase to earnings of associate by $4.8 million and $4.0 million, respectively. These amounts have been reclassified to cost of sales and inventory with the associated tax impacts reflected in deferred taxes.

b)	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005, 2006, 2007 and 2008 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts from 2005 to 2019 related to methanol produced by Atlas. Atlas had partial relief from corporation income tax until late July 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 24
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

5.	Long-term debt:

As at	Sep 30 2015	Dec 31 2014
Unsecured notes
$150 million at 6.00% due August 15, 2015	$—	$149,835
$350 million at 3.25% due December 15, 2019	346,062	345,387
$250 million at 5.25% due March 1, 2022	247,266	246,991
$300 million at 4.25% due December 1, 2024	296,134	296,073
$300 million at 5.65% due December 1, 2044	295,011	294,936
	1,184,473	1,333,222
Egypt limited recourse debt facilities	329,610	368,678
Other limited recourse debt facilities	17,400	20,138
Total long-term debt [1]	1,531,483	1,722,038
Less current maturities	(46,647)	(193,831)
	$1,484,836	$1,528,207

[1]	Long-term debt is presented net of deferred financing fees.

During the three months ended September 30, 2015, the Company made repayments on its other limited recourse debt facilities of $0.9 million and $20.5 million on its Egypt limited recourse debt facilities.

At September 30, 2015, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

6.	Finance costs:

	Three Months Ended		Nine Months Ended
	Sep 30 2015	Sep 30 2014	Sep 30 2015	Sep 30 2014
Finance costs	$21,283	$15,316	$69,891	$46,364
Less capitalized interest related to Geismar plants under construction	(5,072)	(7,572)	(14,913)	(18,212)
	$16,211	$7,744	$54,978	$28,152

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, the effective portion of interest rate swaps designated as cash flow hedges, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction of the Geismar plants is capitalized until the plants are substantially complete and ready for productive use.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 25
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

7.	Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights (“TSARs”) were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method.

A reconciliation of the numerator used for the purpose of calculating diluted net income per common share is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2015	Sep 30 2014	Sep 30 2015	Sep 30 2014
Numerator for basic net income per common share	$78,073	$51,580	$191,307	$321,466
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	(28,772)	—	(12,507)	—
Equity-settled expense	(700)	—	(4,612)	—
Numerator for diluted net income per common share	$48,601	$51,580	$174,188	$321,466

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. A reconciliation of the denominator used for the purposes of calculating basic and diluted net income per common share is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2015	Sep 30 2014	Sep 30 2015	Sep 30 2014
Denominator for basic net income per common share	90,144,422	94,271,170	90,967,926	95,559,242
Effect of dilutive stock options	211,859	524,267	306,365	580,892
Effect of dilutive TSARs	336,144	—	481,202	—
Denominator for diluted net income per common share	90,692,425	94,795,437	91,755,493	96,140,134

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 26
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation:

a)	Share appreciation rights (“SARs”), TSARs and stock options:

(i)	Outstanding units:

Information regarding units outstanding at September 30, 2015 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2014	1,085,247	$40.78	1,732,185	$39.59
Granted	279,273	55.66	416,605	55.39
Exercised	(93,587)	32.24	(17,300)	31.89
Cancelled	(2,900)	52.68	(6,850)	64.98
Outstanding at June 30, 2015	1,268,033	$44.66	2,124,640	$42.67
Granted	5,000	40.72	—	—
Exercised	(450)	26.78	—	—
Cancelled	(10,075)	59.12	(2,675)	50.45
Outstanding at September 30, 2015	1,262,508	$44.53	2,121,965	$42.66

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2014	699,261	$21.90
Granted	55,917	55.66
Exercised	(236,681)	15.28
Cancelled	(3,600)	61.50
Expired	(12,690)	28.43
Outstanding at June 30, 2015	502,207	$28.33
Exercised	(12,300)	6.33
Cancelled	(3,600)	61.50
Outstanding at September 30, 2015	486,307	$28.64

	Units Outstanding at September 30, 2015			Units Exercisable at September 30, 2015
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$23.36 to $40.72	3.37	765,920	$32.70	646,286	$31.71
$46.42 to $73.13	5.98	496,588	62.78	69,734	72.46
	4.39	1,262,508	$44.53	716,020	$35.68
TSARs:
$23.36 to $40.72	3.26	1,400,535	$32.41	1,227,235	$31.58
$46.42 to $73.13	6.00	721,430	62.57	99,533	72.65
	4.20	2,121,965	$42.66	1,326,768	$34.66
Stock options:
$6.33 to $25.22	0.65	224,590	$10.51	224,590	$10.51
$28.43 to $73.13	4.45	261,717	44.20	158,200	36.12
	2.70	486,307	$28.64	382,790	$21.10

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 27
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation (continued):

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at September 30, 2015 was $12.3 million compared with the recorded liability of $11.6 million. The difference between the fair value and the recorded liability of $0.7 million will be recognized over the weighted average remaining vesting period of approximately 1.72 years. The weighted average fair value was estimated at September 30, 2015 using the Black-Scholes option pricing model.

For the three and nine month periods ended September 30, 2015, compensation expense related to SARs and TSARs included a recovery in cost of sales and operating expenses of $44.6 million (2014 - expense of $13.3 million) and a recovery of $19.6 million (2014 - expense of $28.8 million), respectively. This included a recovery of $45.3 million (2014 - expense of $11.7 million) and a recovery of $26.8 million (2014 - expense of $20.3 million), respectively, related to the effect of the change in the Company’s share price for the three and nine month periods ended September 30, 2015.

(iii)	Compensation expense related to stock options:

For the three and nine month periods ended September 30, 2015, compensation expense related to stock options included in cost of sales and operating expenses was $0.2 million (2014 - $0.2 million) and $0.6 million (2014 - $0.6 million), respectively. The fair value of each stock option grant was estimated on the grant date using the Black-Scholes option pricing model.

(b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at September 30, 2015 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performances Share Units
Outstanding at December 31, 2014	302,158	30,365	798,944
Granted	5,790	6,400	169,990
Granted performance factor [1]	—	—	71,100
Granted in-lieu of dividends	2,946	361	5,916
Redeemed	(1,500)	—	(426,598)
Cancelled	—	—	(14,247)
Outstanding at June 30, 2015	309,394	37,126	605,105
Granted	671	—	—
Granted in-lieu of dividends	2,575	287	4,655
Redeemed	—	—	—
Cancelled	—	—	(3,483)
Outstanding at September 30, 2015	312,640	37,413	606,277

[1]
Performance share units have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2015.

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at September 30, 2015 was $21.6 million compared with the recorded liability of $20.3 million. The difference between the fair value and the recorded liability of $1.3 million will be recognized over the weighted average remaining vesting period of approximately 1.5 years.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 28
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation (continued):

(b)	Deferred, restricted and performance share units (continued):

For the three and nine month periods ended September 30, 2015, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was a recovery of $19.9 million (2014 - expense of $7.1 million) and an recovery of $13.5 million (2014 - expense of $15.4 million), respectively. This included a recovery of $21.7 million (2014 - expense of $5.1 million) and a recovery of $22.0 million (2014 - expense of $6.1 million) related to the effect of the change in the Company’s share price for the three and nine month periods ended September 30, 2015.

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three and six month periods ended September 30, 2015 and 2014 were as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2015	Sep 30 2014	Sep 30 2015	Sep 30 2014
Changes in non-cash working capital:
Trade and other receivables	$81,523	$30,770	$(60,647)	$77,109
Inventories	46,983	15,714	37,716	49,231
Prepaid expenses	(6,361)	7,078	2,469	(1,132)
Trade, other payables and accrued liabilities, including long-term payables included in other long-term liabilities	(67,191)	15,387	(66,879)	(104,619)
	54,954	68,949	(87,341)	20,589
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(5,662)	(4,959)	(59,203)	(45,020)
Changes in non-cash working capital having a cash effect	$49,292	$63,990	$(146,544)	$(24,431)

These changes relate to the following activities:
Operating	$57,749	$40,879	$(96,443)	$(9,685)
Financing	(5,835)	(7,151)	(13,670)	(6,515)
Investing	(2,622)	30,262	(36,431)	(8,231)
Changes in non-cash working capital	$49,292	$63,990	$(146,544)	$(24,431)

10.Financial instruments:

Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in the euro compared to the U.S. dollar and derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 29
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

10.    Financial instruments (continued):

The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company's derivative contracts includes an adjustment for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from hedging relationship.
Natural gas forward contracts
The Company has elected to manage its exposure to changes in natural gas prices for the Geismar 2 facility by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast natural gas purchases in North America. During the three months ended September 30, 2015, the Company entered into 10 year forward contracts to hedge approximately 40% of gas supply to the Geismar 2 facility once operational.
Euro forward exchange contracts
The Company manages its foreign currency exposure to the euro that results due to sales denominated in euros by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
The following tables provide additional information on the Company's derivative financial instruments designated as cash flow hedges outstanding as at September 30, 2015:

	Notional amount by term to maturity
	1 year or less	1-3 years	3-5 years	More than 5 years	Total
Natural gas forward contracts	19,358	82,038	87,095	266,920	$455,411
Euro forward exchange contracts	72,742	—	—	—	$72,742

	Consolidated balance sheet classification	Fair Value at September 30, 2015
Natural gas forward contracts	Other long-term liabilities	$28,927
Euro forward exchange contracts	Other long-term liabilities	$76

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	September 30, 2015
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$1,547,140	$1,516,917

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market prices for debt securities with similar terms and characteristics. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy was estimated by reference to a limited number of small transactions in September 2015. The fair value of the Company’s unsecured notes will fluctuate until maturity.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 30
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Quarterly History (unaudited)

	2015	Q3	Q2	Q1	2014	Q4	Q3	Q2	Q1
METHANOL SALES VOLUME
(thousands of tonnes)
Methanex-produced [1]	3,678	1,238	1,203	1,237	4,878	1,249	1,258	1,143	1,228
Purchased methanol	2,144	679	813	652	2,685	694	694	643	654
Commission sales [1]	463	169	109	185	941	248	191	206	296
	6,285	2,086	2,125	2,074	8,504	2,191	2,143	1,992	2,178
METHANOL PRODUCTION
(thousands of tonnes)
New Zealand	1,444	476	487	481	2,196	542	595	559	500
Atlas (Trinidad) (63.1% interest)	671	226	236	209	907	233	234	191	249
Titan (Trinidad)	541	172	183	186	664	127	185	203	149
Geismar 1 and 2 (Louisiana, USA) [2]	715	259	276	180	—	—	—	—	—
Egypt (50% interest)	16	—	8	8	416	128	50	99	139
Medicine Hat (Canada)	301	123	51	127	505	115	130	138	122
Chile I and IV	116	3	40	73	165	62	10	26	67
	3,804	1,259	1,281	1,264	4,853	1,207	1,204	1,216	1,226
AVERAGE REALIZED METHANOL PRICE [3]
($/tonne)	337	323	350	337	437	390	389	450	524
($/gallon)	1.01	0.97	1.05	1.01	1.31	1.17	1.17	1.35	1.58
PER SHARE INFORMATION ($ per share) [4]
Adjusted net income [5]	1.04	0.26	0.56	0.23	4.12	0.85	0.69	0.94	1.65
Basic net income	2.10	0.87	1.15	0.09	4.79	1.43	0.55	1.30	1.51
Diluted net income	1.90	0.54	1.15	0.09	4.55	1.11	0.54	1.24	1.50

[1]
Methanex-produced methanol includes volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement. Commission sales represent volume marketed on a commission basis related to the 36.9% of the Atlas methanol facility and the portion of the Egypt methanol facility that we do not own.

[2]	We commenced methanol production from Geismar 1 in January 2015.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced (attributable to Methanex shareholders) and purchased methanol but excluding volume produced by Chile using natural gas supplied from Argentina under a tolling agreement.

[4]	Per share information calculated using amounts attributable to Methanex shareholders.

[5]
This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

METHANEX CORPORATION 2015 THIRD QUARTER REPORT    PAGE 31
QUARTERLY HISTORY

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 28, 2015	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Vice President, Legal, Assistant General Counsel & Corporate Secretary